UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 000-19969

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ArcBest 401(k) and DC Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArcBest Corporation

8401 McClure Drive

Fort Smith, Arkansas 72916

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting

Firm and Financial Statements

December 31, 2020 and 2019

ArcBest 401(k) and DC Retirement Plan

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee,
Plan Administrator and Plan Participants

ArcBest 401(k) and DC Retirement Plan

Fort Smith, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ArcBest 401(k) and DC Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ArcBest 401(k) and DC Retirement Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Audit Committee, Investment Committee,
Plan Administrator and Plan Participants

ArcBest 401(k) and DC Retirement Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

/s/BKD, LLP

We have served as the Plan’s auditor since 2004.

Oklahoma City, Oklahoma

June 25, 2021

ArcBest 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Cash	$318,427	$394,945

Investments, At Fair Value
Mutual funds	530,328,730	463,431,745
Collective trust funds	43,038,265	36,870,335
ArcBest Corporation stock fund	4,139,891	3,126,555
Self-directed brokerage accounts	8,812,059	7,643,940
Variable annuity funds	1,236,627	1,224,335
	587,555,572	512,296,910

Receivables
Employer contributions	13,093,283	11,247,571
Participant contributions	459,381	5,020
Notes receivable from participants	8,147,534	8,466,225
	21,700,198	19,718,816

Net Assets Available for Benefits, At Fair Value	$609,574,197	$532,410,671

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

	2020	2019

Contributions
Participants	$21,334,848	$21,842,087
Employer	17,019,568	17,440,428
Rollovers	1,793,620	4,449,277
Total contributions	40,148,036	43,731,792

Deductions
Benefits paid to participants	40,565,379	34,333,779
Administrative expenses	718,522	748,125
Total deductions	41,283,901	35,081,904

Net Investment Income
Net appreciation in fair value of investments	69,033,130	80,979,737
Interest and dividends	8,722,392	8,438,542
Net investment income	77,755,522	89,418,279

Interest Income on Notes Receivable from Participants	543,869	533,244

Net Increase	77,163,526	98,601,411
Net Assets Available for Benefits, Beginning of Year	532,410,671	433,809,260
Net Assets Available for Benefits, End of Year	$609,574,197	$532,410,671

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1:Description of the Plan

The following description of the ArcBest 401(k) and DC Retirement Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator, ArcBest Corporation.

General

The Plan is a defined contribution plan sponsored by ArcBest Corporation which covers eligible employees of ArcBest Corporation and substantially all of its subsidiaries including: ABF Freight System, Inc.; ABF Cartage, Inc.; ArcBest II, Inc.; ArcBest Technologies, Inc.; FleetNet America, Inc.; ArcBest International, Inc.; (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

The Plan provides a DC Retirement feature (the “DC feature”) for eligible employees. The DC feature of the Plan covers substantially all regular full-time employees of the Company, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company, which is subject to the provisions of the Plan.

Effective December 31, 2017, the Company’s nonunion defined benefit pension plan was terminated. As a result, participants were given the option to rollover their nonunion pension settlement into a 401(k) account of the Plan during 2018.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For 2020 and 2019, Transamerica Retirement Solutions, LLC was the Plan recordkeeper and State Street Bank and Trust Company was the trustee and custodian of the Plan.

Contributions

For 2020 and 2019, the Plan allowed participants to contribute up to 69% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations. In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions. Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions. Employee rollover contributions are also permitted. Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account. Company 401(k) matching contributions may be made in the form of cash or ArcBest Corporation stock. The Company 401(k) matching contributions for the 2020 and 2019 plan years were made in the form of cash. The Plan was amended on April 1, 2020 to suspend the Company match and on August 1, 2020 to reinstate the Company match. For the years ended December 31, 2020 and 2019, the Company 401(k) matching contributions as a percentage of each participant’s annual compensation deferral are presented in the following table:

Company 401(k) Matching
Contribution as a Percentage
of Each Participant's Annual
Participating Company	Compensation Deferral
ArcBest Corporation	50% of the first 6%
ArcBest II, Inc.	50% of the first 6%
ABF Freight System, Inc.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
ArcBest Technologies, Inc.	50% of the first 6%
FleetNet America, Inc.	No Match
ArcBest International, Inc.	50% of the first 6%

An additional annual 401(k) Company contribution may be made at the discretion of each Participating Companies’ Board of Directors. For the years ended December 31, 2020 and 2019, no additional 401(k) Company contributions were made. The Company made discretionary contributions related to the DC feature of the Plan of $12,506,308 and $10,793,336 for the 2020 and 2019 plan years, respectively. Discretionary Company contributions under the DC feature are made to a participant’s account based on a percentage of the participant’s eligible compensation.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, a collective trust, variable annuity funds, and, for 401(k) employee and Company matching contributions, the ArcBest Corporation stock fund and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”). A participant’s investment in the ArcBest Corporation stock fund is generally limited to 10% of the participant’s 401(k) account balance. A participant’s investment in the PCRA is generally limited to 25% of the participant’s 401(k) account balance. Participants may change the allocation of their investments daily.

Plan participants may also elect to invest in PortfolioXpress. PortfolioXpress is a service offered by Transamerica. Participants may choose the PortfolioXpress service and designate their retirement year. CapTrust and FiduciaryVest, the Plan’s investment advisors, have customized allocations based on the retirement year utilizing the investment holdings of the Plan. The portfolio is rebalanced quarterly and as the participant gets closer to normal retirement age. PortfolioXpress is also the Plan’s Qualified Default Investment Alternative (QDIA) for participants who do not make their own investment election. The PortfolioXpress allocation is held in the individual funds of the Plan rather than in a separate segregated fund.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature. Each participant’s account is credited with related investment returns. Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon. Participants are fully vested in the Company’s contributions and related earnings after three years of continuous service. Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings. Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions and related earnings after three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions and related earnings.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans. The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence). Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.

No loans are allowed under the DC feature.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant. The Plan also allows participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment. The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death. Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

A participant who selects a SecurePath for Life investment option of the Plan may also elect any distribution method permitted by the variable annuity fund investment option. See Note 2 for discussion of the SecurePath for Life investment options.

Coronavirus Aid, Relief and Economic Security (“CARES”) Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law. Qualified individuals are those diagnosed with COVID-19 or have a spouse or dependent who have been diagnosed, or who experience “adverse financial consequences” as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic.

Section 2202(a) of the Act allows for qualified individuals to take up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus related distributions under the CARES Act were from March 27, 2020 to December 31, 2020. The distributions without tax withholding made during 2020 may be returned to the Plan within three years, or if not returned, will be subject to ordinary taxation. The Plan made $7.0 million of CARES Act distributions during the year ended December 31, 2020.

Qualified individuals could also request a delay of note receivable repayments for repayments that occurred between March 27, 2020 and December 31, 2020. If a delay was granted, the participant’s note was re-amortized and included any interest accrued during the period of delay. In addition, pursuant to the CARES Act, qualified individuals who were currently receiving required minimum distributions had their 2020 payment automatically waived and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to waive a required minimum distribution and delay in note repayments and take a coronavirus-related distribution under the CARES Act ceased as of December 31, 2020.

Forfeited Accounts

Forfeited nonvested accounts reported as cash and cash equivalents in the accompanying statement of net assets available for benefits totaled $243,254 and $330,115 at December 31, 2020 and 2019, respectively. These accounts will be used to reduce future employer contributions. Forfeitures of $427,557 and $310,801 were used to reduce the Company’s 401(k) matching contributions for the 2020 and 2019 plan years, respectively.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ArcBest Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account.

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date. Common Stocks are valued at the closing price reported on the active market on which the securities are traded. See Note 4 for discussion of fair value measurements.

The Diversified Stable Pooled Fund, an investment option of the Plan, is an investment of the Diversified Investment Advisors Collective Trust. The Plan’s interest in the collective trust investment is valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trust at year-end. The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund W and indirectly invested in the Wells Fargo Stable Fund G, whose principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

The ArcBest Corporation stock fund is a unitized stock fund, which invests in the common stock of ArcBest Corporation with a percentage of the fund allocated to a cash equivalent holding in the State Street Institutional Liquid Reserves Fund. The NAV of the ArcBest Corporation stock fund at the financial statement date provided by the Plan recordkeeper is based on the value of the shares of ArcBest Corporation common stock held in the fund, which are valued at the closing price reported on the NASDAQ Global Select Market, and the value of the cash equivalent investment holding of the fund.

The Plan’s SecurePath for Life investment options are registered variable annuity funds issued by Transamerica Life Insurance Company. The variable annuity funds are subaccounts of Separate Account VA FF, a pooled separate account established by Transamerica Life Insurance Company.

The NAV of the variable annuity funds is a daily-calculated unit value based on the underlying investments of the pooled separate account, which are Vanguard Target Retirement mutual funds.

The Plan’s Charles Schwab Personal Choice Retirement Account (“PCRA”) investment option is a self-directed brokerage account that allows participants to invest in investments of their choosing.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the date paid by the issuer. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the note. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution. Interest accrues until a loan is treated as a deemed distribution. Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan’s most recent determination letter is dated August 29, 2017. In the letter, the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of and for the years ended December 31, 2020 and 2019. The Plan is generally no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2017.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document and are included in net appreciation (depreciation) in fair value of investments. All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Non-investment related fees are charged at an annual rate of 0.12% to each participant’s account and all revenue sharing is rebated back to participants based on their investment allocations. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Observable inputs other than Level 1 prices, such as quoted prices for similar assets  or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2020. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan’s investments classified as Level 1 include mutual funds and self-directed brokerage accounts, whose underlying assets are primarily Level 1.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements. The Plan’s collective trust investment and variable annuity funds are valued at NAV based on the unit value of the underlying investments, which are an observable input and are included in investments measured at net asset value. The fair value of the Plan’s Level 2 investment in the ArcBest Corporation stock fund is calculated based on the quoted market price of the common stock, which is traded in an active market, and the money market mutual fund investment held in the fund. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan has no investments classified as Level 3.

For the years ended December 31, 2020 and 2019, there were no investments transferred between levels.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2020 and 2019:

	2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$530,328,730	$—	$—	$530,328,730
Self-directed brokerage accounts	8,812,059	—	—	8,812,059
ArcBest Corporation stock fund	—	4,139,891	—	4,139,891
Total assets in fair value hierarchy	$539,140,789	$4,139,891	$—	$543,280,680

Investments measured at net asset value(a)
Collective trust fund(b)				43,038,265
Variable annuity funds(c)				1,236,627
Total investments at fair value				$587,555,572

	2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$463,431,745	$—	$—	$463,431,745
Self-directed brokerage accounts	7,643,940	—	—	7,643,940
ArcBest Corporation stock fund	—	3,126,555	—	3,126,555
Total assets in fair value hierarchy	$471,075,685	$3,126,555	$—	$474,202,240

Investments measured at net asset value(a)
Collective trust fund(b)				36,870,335
Variable annuity funds(c)				1,224,335
Total investments at fair value				$512,296,910

(a)	Investments are measured using the NAV practical expedient, and therefore have not been classified in the fair value hierarchy.
(b)	Fund files U.S. Department of Labor Form 5500 as a direct filing entity. Therefore, fair value disclosures are not required.
(c)	The Plan invests in variable annuity funds, held in a pooled separate account and is designed to provide investors with an annual income amount for life. The use of net asset value as fair value is deemed appropriate, as the variable annuity funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 4:Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the ArcBest Corporation stock fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions. The ArcBest Corporation stock fund also holds cash equivalent investments in the State Street Institutional Liquid Reserves Fund administered by State Street Global Markets, LLC, and an affiliate of State Street Corporation. The Plan’s trustee and custodian, State Street Bank and Trust Company, is also an affiliate of State Street Corporation.

CapTrust and FiduciaryVest provide investment consulting and investment management services for the plan. CapTrust and FiduciaryVest customize the age-based target retirement allocation utilizing the investment holdings of the Plan for participants that choose the PortfolioXpress service. During 2020 and 2019, the Plan paid FiduciaryVest a total of $-0- and $28,768, respectively, and CapTrust a total of $129,736 and $94,353, respectively for these services.

The Plan invests in certain funds managed by the Plan recordkeeper, Transamerica Retirement Solutions, LLC (“Transamerica”), or issued by Transamerica Life Insurance Company, which are affiliated companies owned by AEGON N.V. The Diversified Stable Pooled Fund is managed by Transamerica and the SecurePath for Life investment options are variable annuity funds issued by Transamerica Life Insurance Company; therefore, transactions with these funds qualify as party-in- interest. National Financial Services and Mid Atlantic Capital Corporation provide securities brokerage services to the Plan. All revenue sharing is rebated to the Plan and Transamerica’s annual administrative fee of 0.08% and 0.10% for 2020 and 2019, respectively, plus the 0.04% in additional qualified annual expenses are charged directly to the Plan. The Plan paid $545,152 and $581,652 of transaction processing and account administration fees, not covered by revenue sharing, to Transamerica during 2020 and 2019, respectively, which are included in administrative expenses.

Individually immaterial expenses paid by the Plan to parties-in-interest aggregating to $43,634 and $43,353 were recorded in administrative expenses for 2020 and 2019, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 5:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the financial statements.

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, there is heightened market risk in the Plan’s investment portfolio. However, because the values of the Plan’s investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Supplemental Schedule

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2020

	Identity of Issuer	Description of Investment	Current Value
	Cash
*	State Street Bank & Trust Co.	Cash Reserve Account	$318,427

	Investments
	Mutual Funds
	Vanguard Trust Company	Vanguard Institutional Index Fund, 310,844 shares	$103,035,400
	Vanguard Trust Company	Vanguard Development Markets Index Fund Institutional, 3,941,620	60,109,704
	T. Rowe Price Associates	T. Rowe Price Blue Chip Growth Fund, 361,189 shares	58,516,305
	Vanguard Trust Company	Vanguard Extended Market Index I, 404,819 shares	50,497,111
	Dodge & Cox Funds	Dodge & Cox Stock Fund, 229,020 shares	44,100,124
	Delaware Investments	Delaware Small Cap Core, 1,153,843 shares	31,246,064
	Metropolitan West	Metropolitan West Total Return Bond, 2,470,776 shares	27,623,271
	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 1,052,424 shares	22,669,212
	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 1,824,890 shares	21,205,227
	Fidelity	Low-Priced Stock 388,156 shares	18,876,040
	Vanguard Trust Company	Vanguard Inflation Protected Secs I, 1,240,948 shares	14,320,535
	Vanguard Trust Company	Vanguard Target Retirement 2045, 478,669 shares	13,493,675
	Vanguard Trust Company	Vanguard Target Retirement 2035, 461,562 shares	11,640,586
	Vanguard Trust Company	Vanguard Total International Bond Index Admiral, 520,571 shares	12,176,155
	Vanguard Trust Company	Vanguard Target Retirement 2015, 592,910 shares	9,326,470
	Vanguard Trust Company	Vanguard Target Retirement 2020, 246538 shares	8,453,803
	Vanguard Trust Company	Vanguard Target Retirement 2030, 203,857 shares	8,266,395
	Vanguard Trust Company	Vanguard Target Retirement 2040, 133,860 shares	5,925,995
	Vanguard Trust Company	Vanguard Target Retirement 2050, 90,667 shares	4,120,829
	Vanguard Trust Company	Vanguard Target Retirement 2055, 38,572 shares	1,903,140
	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 121,192 shares	1,809,390
	Vanguard Trust Company	Vanguard Target Retirement 2060, 23,244 shares	1,013,219
	Vanguard Trust Company	Vanguard Target Retirement 2065, 3 shares	80

	Collective Trust Investment
*	Transamerica Retirement Solutions Corporation	Stable Pooled Investment Class, 3,599,570 shares	43,038,265

	Personal Choice Retirement Accounts
	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	8,812,059

	Common Stock
*	ArcBest Corporation	ArcBest Corporation Stock Fund	4,139,891

	Variable Annuity Funds
*	Transamerica Life Insurance Company	SecurePath for Life 2025 Fund, 28,479 shares	587,387
*	Transamerica Life Insurance Company	SecurePath for Life 2030 Fund, 18,593 shares	342,977
*	Transamerica Life Insurance Company	SecurePath for Life 2015 Fund, 15,332 shares	271,956
*	Transamerica Life Insurance Company	SecurePath for Life 2020 Fund, 1,771 shares	34,307
	Total Investments		$587,555,572

*	Participant Loans	Various loans with interest rates of 5.25% to 7.5% with original maturities generally not exceeding 5 years	$8,147,534

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ArcBest 401(k) and DC Retirement Plan

Date: June 25, 2021	/s/ Traci L. Sowersby
Traci L. Sowersby
Vice President — Controller and Principal Accounting Officer
ArcBest Corporation

EXHIBIT INDEX

Exhibit Number.	Seq. Description

23.1	Consent of BKD, LLP